1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 15, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$3.08

Hsinchu, Taiwan, R.O.C., January 15, 2015 — TSMC today announced consolidated revenue of NT$222.52 billion, net income of NT$79.99 billion, and diluted earnings per share of NT$3.08 (US$0.50 per ADR unit) for the fourth quarter ended December 31, 2014.

Year-over-year, fourth quarter revenue increased 52.6% while net income and diluted EPS both increased 78.5%. Compared to third quarter 2014, fourth quarter results represent a 6.4% increase in revenue, and a 4.8% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue increased 3.7% from the previous quarter and increased 46.4% year-over-year.

Gross margin for the quarter was 49.7%, operating margin was 39.6%, and net profit margin was 35.9%.

Shipments of 20-nanometer process technology accounted for 21% of total wafer revenues. 28-nanometer accounted for 30% of total wafer revenues. Advanced technologies, defined as 28-nanometer and 20-nanometer technologies, accounted for 51% of total wafer revenues.

“The strong demand for TSMC’s advanced technologies continued into the fourth quarter. Our 20-nanometer production was ramped-up at record speed and reached 21 percent of our fourth quarter revenue,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Despite a slightly weaker demand due to seasonality, we anticipate a more favorable exchange rate in the first quarter which will moderate the impact from seasonality. Based on our current business outlook and exchange rate assumption of 1 US dollar to 31.80 NT dollars, management expects overall performance for first quarter 2015 to be as follows”:

•	Revenue is expected to be between NT$221 billion and NT$224 billion;

•	Gross profit margin is expected to be between 48.5% and 50.5%;

•	Operating profit margin is expected to be between 38.5% and 40.5%.

TSMC further expects the capital expenditures for 2015 to be between US$11.5 billion and US$12 billion.

TSMC’s 2014 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)

	4Q14 Amount[a]		4Q13 Amount		YoY Inc. (Dec.) %	3Q14 Amount		QoQ Inc. (Dec.) %
Net sales	222,521		145,806		52.6	209,049		6.4
Gross profit	110,563		64,862		70.5	105,578		4.7
Income from operations	88,222		47,754		84.7	84,432		4.5
Income before tax	89,317		50,373		77.3	85,381		4.6
Net income	79,991		44,810		78.5	76,335		4.8
EPS (NT$)	3.08	[b]	1.73	[b]	78.5	2.94	[b]	4.8

a:	4Q2014 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2014 was about 8.2 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Hui-Chung Su
Senior VP & CFO	Director	Project Manager	Administrator
Tel: 886-3-505-4602	Corporate Communication	Tel: 886-3-563-6688	PR Department
	Division	Ext. 7125031	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Mobile: 886-988-931-352	Ext. 7125033
	Mobile: 886-988-937-999	E-Mail: pdkramer@tsmc.com	Mobile: 886-988-930-039
	E-Mail: elizabeth_sun@tsmc.com		E-Mail: hcsuq@tsmc.com